SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                02 March 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 02 March 2005 re: Holding(s) in Company




LETTER TO:  LLOYDS TSB GROUP PLC
            25 February 2005

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (5,596,577,330 shares outstanding)

Number of shares in which the Companies have an interest:

322,042,393

Name(s) of registered holder(s):

See Schedule B



As of 25 February 2005



LLOYDS TSB GROUP PLC

                                                            Number of Shares          Percent of Outstanding

The Capital Group Companies Inc. ("CG") holdings                 322,042,393                          5.754%

Holdings by CG Management Companies and Funds:

-   Capital Guardian Trust Company                                22,660,545                          0.405%

-   Capital International Limited                                 52,773,180                          0.943%

-   Capital International S.A.                                     6,188,049                          0.111%

-   Capital International, Inc.                                   13,995,319                          0.250%

-   Capital Research and Management Company                      226,425,300                          4.046%


                                        Schedule A


                     Schedule of holdings in Lloyds TSB Group plc

                                 As of 25 February 2005

                           Capital Guardian Trust Company


Registered Name                                                     Local Shares

State Street Nominees Limited                                          3,682,300

Bank of New York Nominees                                                554,400

Northern Trust                                                            91,703

Chase Nominees Limited                                                 9,864,459

BT Globenet Nominees Ltd                                                 265,000

Midland Bank Plc                                                       2,357,900

Cede & Co                                                                125,300

Bankers Trust                                                            732,200

Barclays Bank                                                            106,000

Citibank London                                                            9,300

Nortrust Nominees                                                      3,228,781

Royal Bank of Scotland                                                    28,700

MSS Nominees Limited                                                      15,900

State Street Bank & Trust Co.                                            163,900

Citibank                                                                  11,500

Citibank NA                                                               24,800

HSBC Bank plc                                                              8,100

Mellon Bank N.A.                                                          58,100

ROY Nominees Limited                                                      12,200

Mellon Nominees (UK) Limited                                             744,000

HSBC                                                                      14,500

JP Morgan Chase Bank                                                     561,502

                                         TOTAL                        22,660,545



                                     Schedule B



                            Capital International Limited

Registered Name                                                     Local Shares

State Street Nominees Limited                                            788,100

Bank of New York Nominees                                             16,595,215

Northern Trust                                                         3,693,856

Northern Trust                                                         7,436,662

Midland Bank plc                                                         587,600

Bankers Trust                                                            577,307

Barclays Bank                                                            391,800

Citibank London                                                        1,281,043

Morgan Guaranty                                                          540,000

Nortrust Nominees                                                      9,327,598

Royal Bank of Scotland                                                   436,300

State Street Bank & Trust Co.                                          4,003,503

National Westminster Bank                                                146,300

Lloyds Bank                                                               35,000

Citibank                                                                 216,518

Citibank NA                                                               41,200

Deutsche Bank AG                                                       2,229,854

Chase Manhattan Nominee Ltd.                                              72,000

HSBC Bank plc                                                          1,958,124

Mellon Bank N.A.                                                         946,400

Northern Trust AVFC                                                      658,800

KAS UK                                                                   101,700

Mellon Nominees (UK) Limited                                             341,600

Bank One London                                                          250,500

Clydesdale Bank plc                                                       95,200

JP Morgan Chase Bank                                                      21,000

                                              TOTAL                   52,773,180



                                          Schedule B


                                  Capital International S.A.

Registered Name                                                     Local Shares

State Street Nominees Limited                                             22,600

Bank of New York Nominees                                                 46,600

Chase Nominees Limited                                                 1,861,208

Midland Bank plc                                                         239,400

Barclays Bank                                                            139,500

Pictet & Cie, Geneva                                                      31,200

Citibank London                                                           26,900

Brown Bros.                                                               22,200

Nortrust Nominees                                                         17,500

Morgan Stanley                                                            18,500

Royal Bank of Scotland                                                   187,800

J.P. Morgan                                                            2,523,841

State Street Bank & Trust Co.                                             94,600

National Westminster Bank                                                 48,700

Lloyds Bank                                                               64,500

RBSTB Nominees Ltd                                                       135,300

Citibank NA                                                               18,200

Deutsche Bank AG                                                         135,300

HSBC Bank plc                                                            554,200

                                          TOTAL                        6,188,049



                                       Schedule B


                                Capital International, Inc.


Registered Name                                                     Local Shares

State Street Nominees Limited                                          3,521,439

Bank of New York Nominees                                              1,373,310

Northern Trust                                                            37,000

Chase Nominees Limited                                                 5,371,500

Midland Bank plc                                                         214,400

Bankers Trust                                                             65,500

Citibank London                                                          124,900

Brown Bros                                                                63,800

Nortrust Nominees                                                        995,700

Royal Bank of Scotland                                                    50,000

State Street Bank & Trust Co.                                            906,900

Sumitomo Trust & Banking                                                  19,300

Citibank                                                                  35,900

RBSTB Nominees Ltd                                                        10,900

Citibank NA                                                              839,724

HSBC Bank plc                                                            123,446

JP Morgan Chase Bank                                                     241,600


                                               TOTAL                  13,995,319

                                       Schedule B


                         Capital Research and Management Company

Registered Name                                                     Local Shares

Chase Nominees Limited                                               226,291,800

JPM Nominees Ltd.                                                         47,500

State Street Bank & Trust Co.                                             86,000

                                               TOTAL                 226,425,300

                                         Schedule B

From:  The Capital Group Companies Inc.
                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     02 March 2005